EXHIBIT 99.1

Brookfield Wealth Solutions announces Group Capital position of over $16 Billion

Group capital triples over two-year period

Financial strength underpins A ratings across life and annuity companies

BROOKFIELD, NEWS, March 04, 2025 (GLOBE NEWSWIRE) -- Brookfield Wealth Solutions (NYSE, TSX: BNT) today announced its year-end 2024 capital position with over $16 billion of group capital across its regulated insurance subsidiaries and holding companies. This strong capital position underpins the A financial strength ratings assigned to Brookfield Wealth Solutions’ life and annuity companies, and the investment grade ratings for its life and annuity holding company.

Brookfield Wealth Solutions’ group capital has tripled from $5.7 billion in 2022 to an estimated $16.1 billion in 2024 through a combination of retained earnings and capital contributions from Brookfield Corporation.

Sachin Shah, CEO, Brookfield Wealth Solutions, said: “With over 5,000 people dedicated every day to serving the needs of policyholders and retirees, we’ve been able to build a world-class wealth business that provides individuals with safe and secure retirement income. This past year has culminated in record levels of group and entity-level capital. This February we participated in the first group Supervisory College, where we had the opportunity to share details of our assets, reserves and capital position with our insurance regulators from eight jurisdictions. With our upcoming entrance into the UK insurance market, we look forward to continued prudent growth and an expanded Supervisory College in 2025.”

Summary of Group Capital
in USD, billions

Group / Entity	12/31/2022	12/31/2023	12/31/2024
Insurance Subsidiaries[1]	5.1	7.5	13.5
Group Holding Companies	0.7	1.5	2.6
Total Brookfield Wealth Solutions	5.7	9.0	16.1
1. Calculated on an aggregate basis in accordance with applicable insurance regulations.

About Brookfield Wealth Solutions

Brookfield Wealth Solutions Ltd. (NYSE, TSX: BNT) is focused on securing the financial futures of individuals and institutions through a range of retirement services, wealth protection products and tailored capital solutions. Each class A exchangeable limited voting share of Brookfield Wealth Solutions is exchangeable on a one-for-one basis with a class A limited voting share of Brookfield Corporation (NYSE, TSX: BN). For more information, visit bnt.brookfield.com or contact:

Media:	Investor Relations:
Kerrie McHugh	Rachel Schneider
Tel: (212) 618-3469	Tel: (416) 369-3358
Email: kerrie.mchugh@brookfield.com	Email: Rachel.schneider@brookfield.com

Non-GAAP and Performance Measures

We make reference to Brookfield Wealth Solutions’ group capital in this news release, which is calculated on an aggregate basis in accordance with applicable insurance regulations and is not derived from generally accepted accounting principles in the United States of America (“U.S. GAAP”). These references should not be considered in isolation from, or as a substitute for, financial measures calculated in accordance with U.S. GAAP. We caution readers that these non-GAAP financial measures or other financial metrics are not standardized under U.S. GAAP and may differ from the financial measures or other financial metrics disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities. We provide additional information on key terms and non-GAAP measures in our filings available at bnt.brookfield.com.

Notice to Readers

This news release and any related oral statements made by our representatives may contain “forward-looking information” within the meaning of Canadian provincial securities laws, “forward-looking statements” within the meaning of Canadian provincial securities laws, “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, assumptions and expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, capital management and outlook of Brookfield Wealth Solutions and its subsidiaries, as well as the outlook for international economies for the current fiscal year and subsequent periods.

In some cases, forward-looking statements can be identified by the use of the words such as “believes,” “thinks,” “expects,” “potential,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “foresees,” “forecasts,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” In particular, the forward-looking statements contained in this news release include statements regarding the growth of our business, the status of regulatory approvals including the anticipated timing thereof, the size of the U.K. pension market and opportunities relating thereto.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable estimates, assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Wealth Solutions or its subsidiaries to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets (v) litigation; (vi) changes in tax laws; (vii) ability to collect amounts owed; (viii) catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics; (ix) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (x) the introduction, withdrawal, success and timing of business initiatives and strategies; (xi) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xii) health, safety and environmental risks; (xiii) the maintenance of adequate insurance coverage; (xiv) the existence of information barriers between certain businesses within Brookfield’s asset management operations; (xv) risks specific to our business segments; (xvi) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States; and (xvii) the failure to obtain and/or maintain required regulatory approvals. We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the foregoing risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such forward-looking information. Except as required by law, Brookfield Wealth Solutions undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, whether as a result of new information, future events or otherwise.

Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to the historic investments discussed herein, that targeted returns, growth objectives, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved (because of economic conditions, the availability of investment opportunities or otherwise).

Readers are urged to consider the foregoing risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such forward-looking information.